UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Adlai Nortye Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

00704R109*

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .      00704R109

1.	Names of Reporting Persons Archer Future Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,990,000 ordinary shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,990,000 ordinary shares(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,990,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 15.3%(2)
12.		Type of Reporting Person CO

(1)	Representing 16,990,000 Class B ordinary shares of the Issuer held by Archer Future Limited.
(2)	This percentage is calculated based on a total of 110,700,805 ordinary shares outstanding of the Issuer as of December 31, 2023 as informed by the Issuer.

CUSIP No .      00704R109

1.	Names of Reporting Persons Sagitta Future Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,990,000 ordinary shares(3)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 16,990,000 ordinary shares(3)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,990,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 15.3%(2)
12.		Type of Reporting Person CO

(3)	Representing 16,990,000 Class B ordinary shares of the Issuer held by Archer Future Limited. Sagitta Future Limited holds 100.0% equity interest of Archer Future Limited.

CUSIP No .      00704R109

1.	Names of Reporting Persons Yang Lu
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,390,000 ordinary shares(4)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 19,390,000 ordinary shares(4)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 19,390,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 17.5%(2)
12.		Type of Reporting Person IN

(4)	Representing (a) 2,400,000 Class A ordinary shares of the Issuer held by Yang Lu, and (b) 16,990,000 Class B ordinary shares of the Issuer held by Archer Future Limited. Sagitta Future Limited holds 100.0% equity interest of Archer Future Limited. Sagitta Future Limited is wholly owned by Trident Trust Company (HK) Limited, which acts as the trustee for the benefit of Yang Lu and his family memebers (the “Trust”). Yang Lu is the settlor of the Trust. Under the terms of the Trust, Yang Lu has the power to exercise voting rights and dispositive rights attached to the ordinary shares held by Archer Future Limited in the Issuer.

ITEM 1.

(a)	Name of Issuer: Adlai Nortye Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

ITEM 2.

(a)	Name of Person Filing:

(i)	Archer Future Limited

(ii)	Sagitta Future Limited

(iii)	Yang Lu

(b)	Address of Principal Business Office, or if None, Residence:

Archer Future Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Sagitta Future Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Yang Lu	Building 6, 1008 Xiangwang Street, Yuhang District, Hangzhou, Zhejiang Province, China

(c)	Citizenship:

Archer Future Limited	British Virgin Islands

Sagitta Future Limited	British Virgin Islands

Yang Lu	PRC

(d)	Title of Class of Securities:

Class A and Class B ordinary shares, par value $0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes on all matters subject to a vote at general meetings of our company. Each Class B ordinary share shall be convertible into Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP Number:

00704R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of class: See Item 11 of each cover page. The calculation is based on a total of 110,700,805 ordinary shares of the Issuer outstanding as of December 31, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Archer Future Limited is the direct holder of the securities covered by this statement. Archer Future Limited is wolly owned by Sagitta Future Limited. Sagitta Future Limited is wholly owned by Trident Trust Company (HK) Limited (the “Trust”), which acts as the trustee for the benefit of Yang Lu and his family memebers in relation to the ordinary shares of the Issuer held by Archer Future Limited. Yang Lu is the settlor of the Trust. Under the terms of the Trust, Yang Lu has the power to exercise voting rights and dispositive rights attached to the ordinary shares of the Issuer held by Archer Future Limited. Accoridngly, Yang Lu may be deemed as the beneficial owner of the ordinary shares of the Issuer held by Archer Future Limited.

Pursuant to the amended trust deed dated December 29, 2023 between Yang Lu and PraxisIFM Fiduciaries (Hong Kong) Limited as the trustee, Yang Lu renounced the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the ordinary shares held by PECO International Limited in the Issuer. As a result, Yang Lu is no longer deemed to be the beneficial owner of the 5,000,000 Class A ordinary shares of the Issuer held by PECO International Limited.

On June 14, 2023, the acting-in-concert agreement between Yang Lu and Mr. Donghui Yang was terminated, as a result Yang Lu no longer exercises voting power on hehalf of Mr. Donghui Yang in relation to the 2,550,000 Class A ordinary shares of the Issuer owned by Mr. Donghui Yang through DH Future Limited. As a result, Yang Lu is no longer deemed to be the beneficial owner of the 2,550,000 Class A ordinary shares held by DH Future Limited in the Issuer.

On June 14, 2023, the acting-in-concert agreement between Yang Lu and three investors, namely, JIN YIN (BVI) LIMITED, LAI NUO (BVI) LIMITED and LV YI (BVI) LIMITED, was terminated, as a result Yang Lu no longer exercises voting power on behalf of these investors in relation to the 12,990,000 Class A ordinary shares of the Issuer owned by these investors. As a result, Yang Lu is no longer deemed to be the beneficial owner of the aggregate of 12,990,000 Class A ordinary shares held by JIN YIN (BVI) LIMITED, LAI NUO (BVI) LIMITED and LV YI (BVI) LIMITED in the Issuer.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

LIST OF EXHIBITS

Exhibit No.
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Archer Future Limited	By:	/s/ T Proteus Limited
	Name:	T Proteus Limited
	Title:	Director

Sagitta Future Limited	By:	/s/ Yang Lu
	Name:	Yang Lu
	Title:	Director

Yang Lu	By:	/s/ Yang Lu
	Name:	Yang Lu